UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. 3)*

IDEAYA Biosciences, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

45166A 102

(CUSIP Number)

Rebecca Lucia

5AM Venture Management, LLC

501 2nd Street, Suite 350

San Francisco, CA 94107

(415) 993-8565

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 4, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 45166A 102	13D

1.		Name of Reporting Persons 5AM Ventures IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) (b)	☐ ☒(1)
3.		SEC USE ONLY
4.		Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization Delaware, United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,148,447 shares of common stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,148,447 shares of common stock (2)
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 1,148,447 shares of common stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)	☐
13.		Percent of Class Represented by Amount in Row 11 3.1% (3)
14.		Type of Reporting Person (see instructions) PN

(1)         This Schedule 13D is filed by 5AM Partners IV, LLC (“5AM Partners IV”), 5AM Ventures IV, L.P. (“5AM IV”),  5AM Co-Investors IV, L.P. (“5AM Co-Investors IV”), 5AM Opportunities I, L.P. (“5AM Opportunities”), 5AM Opportunities I (GP), LLC (“5AM Opportunities GP”), Dr. John D. Diekman (“Diekman”), Andrew J. Schwab (“Schwab”) and Dr. Scott M. Rocklage (“Rocklage” and, with 5AM Partners IV, 5AM IV, 5AM Co-Investors IV, 5AM Opportunities, 5AM Opportunities GP, Diekman and Schwab, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)         These shares are held by 5AM IV. Diekman, Schwab and Rocklage, as Managing Members of 5AM Partners IV, share voting and investment authority over the shares held by 5AM IV.

(3)         This calculation is based on 37,603,871 shares of Common Stock, par value $0.0001 per share, outstanding as of July 12, 2021, as reported in the Issuer’s final prospectus supplement (the “Supplement”) dated July 7, 2021, filed on July 8, 2021 with the Securities and Exchange Commission (the “SEC”).

CUSIP No. 45166A 102	13D

1.		Name of Reporting Persons 5AM Co-Investors IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) (b)	☐ ☒(1)
3.		SEC USE ONLY
4.		Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization Delaware, United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 47,851 shares of common stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 47,851 shares of common stock (2)
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 47,851 shares of common stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)	☐
13.		Percent of Class Represented by Amount in Row 11 0.1% (3)
14.		Type of Reporting Person (see instructions) PN

(1)         This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)         These shares are held by 5AM Co-Investors IV.  Diekman, Schwab and Rocklage, as Managing Members of 5AM Partners IV, share voting and investment authority over the shares held by 5AM Co-Investors IV.

(3)         This calculation is based on 37,603,871 shares of Common Stock, par value $0.0001 per share, outstanding as of July 12, 2021, as reported in the Supplement.

CUSIP No. 45166A 102	13D

1.		Name of Reporting Persons 5AM Partners IV, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) (b)	☐ ☒(1)
3.		SEC USE ONLY
4.		Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization Delaware, United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,196,298 shares of common stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,196,298 shares of common stock (2)
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 1,196,298 shares of common stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)	☐
13.		Percent of Class Represented by Amount in Row 11 3.2% (3)
14.		Type of Reporting Person (see instructions) OO

(1)         This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)         Includes (i) 1,148,447 shares held by 5AM IV; and (ii) 47,851 shares held by 5AM Co-Investors IV.  Diekman, Schwab and Rocklage, as Managing Members of 5AM Partners IV, share voting and investment authority over the shares held by 5AM IV and 5AM Co-Investors IV.

(3)         This calculation is based on 37,603,871 shares of Common Stock, par value $0.0001 per share, outstanding as of July 12, 2021, as reported in the Supplement.

CUSIP No. 45166A 102	13D

1.		Name of Reporting Persons 5AM Opportunities I, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) (b)	☐ ☒(1)
3.		SEC USE ONLY
4.		Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization Delaware, United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 201,768 shares of common stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 201,768 shares of common stock (2)
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 201,768 shares of common stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)	☐
13.		Percent of Class Represented by Amount in Row 11 0.5% (3)
14.		Type of Reporting Person (see instructions) PN

(1)         This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)         These shares are held by 5AM Opportunities.  Schwab and Dr. Kush Parmar, as Managing Members of 5AM Opportunities GP, share voting and investment authority over the shares held by 5AM Opportunities.

(3)         This calculation is based on 37,603,871 shares of Common Stock, par value $0.0001 per share, outstanding as of July 12, 2021, as reported in the Supplement.

CUSIP No. 45166A 102	13D

1.		Name of Reporting Persons 5AM Opportunities I (GP), LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) (b)	☐ ☒(1)
3.		SEC USE ONLY
4.		Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization Delaware, United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 201,768 shares of common stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 201,768 shares of common stock (2)
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 201,768 shares of common stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)	☐
13.		Percent of Class Represented by Amount in Row 11 0.5% (3)
14.		Type of Reporting Person (see instructions) OO

(1)         This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)         Includes 201,768 shares held by 5AM Opportunities.  Schwab and Dr. Kush Parmar, as Managing Members of 5AM Opportunities GP, share voting and investment authority over the shares held by 5AM Opportunities.

(3)         This calculation is based on 37,603,871 shares of Common Stock, par value $0.0001 per share, outstanding as of July 12, 2021, as reported in the Supplement.

CUSIP No. 45166A 102	13D

1.		Name of Reporting Persons Dr. John D. Diekman
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) (b)	☐ ☒(1)
3.		SEC USE ONLY
4.		Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,725 shares of common stock (2)
	8.	Shared Voting Power 1,196,298 shares of common stock (3)
	9.	Sole Dispositive Power 2,725 shares of common stock (2)
	10.	Shared Dispositive Power 1,196,298 shares of common stock (3)
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 1,199,023 shares of common stock (2)(3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)	☐
13.		Percent of Class Represented by Amount in Row 11 3.2% (4)
14.		Type of Reporting Person (see instructions) IN

(1)         This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)         Includes 2,725 shares held by a family trust (the “Diekman Trust”).  Mr. Diekman is a trustee of the Diekman Trust.

(3)         Includes (i) 1,148,447 shares held by 5AM IV; and  (ii) 47,851 shares held by 5AM Co-Investors IV.  Diekman, Schwab and Rocklage, as Managing Members of 5AM Partners IV, share voting and investment authority over the shares held by 5AM IV and 5AM Co-Investors IV.

(4)         This calculation is based on 37,603,871 shares of Common Stock, par value $0.0001 per share, outstanding as of July 12, 2021, as reported in the Supplement.

CUSIP No. 45166A 102	13D

1.		Name of Reporting Persons Andrew J. Schwab
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) (b)	☐ ☒(1)
3.		SEC USE ONLY
4.		Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,398,066 shares of common stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,398,066 shares of common stock (2)
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 1,398,066 shares of common stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)	☐
13.		Percent of Class Represented by Amount in Row 11 3.7% (3)
14.		Type of Reporting Person (see instructions) IN

(1)         This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)         Includes (i) 1,148,447 shares held by 5AM IV; (ii) 47,851 shares held by 5AM Co-Investors IV; and (iii) 201,768 shares held by 5AM Opportunities.  Diekman, Schwab and Rocklage, as Managing Members of 5AM Partners IV, share voting and investment authority over the shares held by 5AM IV and 5AM Co-Investors IV.  Schwab and Dr. Kush Parmar, as Managing Members of 5AM Opportunities GP, share voting and investment authority over the shares held by 5AM Opportunities.

(3)         This calculation is based on 37,603,871 shares of Common Stock, par value $0.0001 per share, outstanding as of July 12, 2021, as reported in the Supplement.

CUSIP No. 45166A 102	13D

1.		Name of Reporting Persons Dr. Scott M. Rocklage
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) (b)	☐ ☒(1)
3.		SEC USE ONLY
4.		Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,196,298 shares of common stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,196,298 shares of common stock (2)
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 1,196,298 shares of common stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)	☐
13.		Percent of Class Represented by Amount in Row 11 3.2% (3)
14.		Type of Reporting Person (see instructions) IN

(1)         This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)         Includes (i) 1,148,447 shares held by 5AM IV; and (ii) 47,851 shares held by 5AM Co-Investors IV.  Diekman, Schwab and Rocklage, as Managing Members of 5AM Partners IV, share voting and investment authority over the shares held by 5AM IV and 5AM Co-Investors IV.

(3)         This calculation is based on 37,603,871 shares of Common Stock, par value $0.0001 per share, outstanding as of July 12, 2021, as reported in the Supplement.

CUSIP No. 45166A 102	13D

Explanatory Note:    This Amendment No. 3 (the “Amendment”), which further amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on June 10, 2019 as amended by Amendment No. 1 filed on November 16, 2020, and as amended by Amendment No. 2 filed on December 14, 2020 (the “Original Schedule 13D”) is being filed on behalf of 5AM Partners IV, LLC (“5AM Partners IV”), 5AM Ventures IV, L.P. (“5AM IV”), 5AM Co-Investors IV, L.P. (“5AM Co-Investors IV”), 5AM Opportunities I, L.P. (“5AM Opportunities”), 5AM Opportunities I (GP), LLC (“5AM Opportunities GP”),  Dr. John D. Diekman (“Diekman”), Andrew J. Schwab (“Schwab”) and Dr. Scott M. Rocklage (“Rocklage” and, with 5AM Partners IV, 5AM IV, 5AM Co-Investors IV, 5AM Opportunities, 5AM Opportunities GP, Diekman and Schwab, collectively, the “Reporting Persons”) in respect of the Common Stock, $0.0001 par value per share (“Common Stock”), of IDEAYA Biosciences, Inc., a Delaware corporation (the “Issuer” or “IDEAYA”). This Amendment is being filed by the Reporting Persons to report open market sales of Common Stock on August 4, 2021.  Accordingly, the number of securities beneficially owned by the Reporting Persons has decreased as described in Items 4 and 5 below.

Items 4 and 5 of the Original Schedule 13D are hereby amended and supplemented to the extent hereinafter expressly set forth and, except as amended and supplemented hereby, the Original Schedule 13D remains in full force and effect.  All capitalized terms used in this Amendment but not defined herein shall have the meanings ascribed thereto in the Original Schedule 13D.

Item 4.   Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end of Item 4:

On August 4, 2021:

•                  5AM IV sold an aggregate of 328,581 shares of Common Stock in open market transactions at prices ranging from $23.03 to $24.14 per share (a weighted-average price of $23.03 per share);

•                  5AM Co-Investors IV sold an aggregate of 13,691 shares of Common Stock in open market transactions at prices ranging from $23.03 to $24.14 per share (a weighted-average price of $23.03 per share); and

•                  5AM Opportunities sold an aggregate of 57,728 shares of Common Stock in open market transactions at prices ranging from $23.03 to $24.14 per share (a weighted average price of $23.03 per share).

CUSIP No. 45166A 102	13D

Item 5.   Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (b). The following information with respect to the ownership of the Common Stock of the Issuer by the persons filing this statement on Schedule 13D is provided as of December 14, 2020:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (3)
5AM IV	1,148,447	0	1,148,447	0	1,148,447	1,148,447	3.1%
5AM Co-Investors IV	47,851	0	47,851	0	47,851	47,851	0.1%
5AM Partners IV (1)		0	1,196,298	0	1,196,298	1,196,298	3.2%
5AM Opportunities	201,768	0	201,768	0	201,768	201,768	0.5%
5AM Opportunities GP (2)		0	201,768	0	201,768	201,768	0.5%
Diekman (1)	2,725	2,725	1,196,298	2,725	1,196,298	1,199,023	3.2%
Schwab (1) (2)	0	0	1,398,066	0	1,398,066	1,398,066	3.7%
Rocklage (1)	0	0	1,196,298	0	1,196,298	1,196,298	3.2%

(1)         Includes (i) 1,148,447 shares held by 5AM IV; and (ii) 47,851 shares held by 5AM Co-Investors IV.  Diekman, Schwab and Rocklage, as managing members of 5AM Partners IV, share voting and investment authority over the shares held by 5AM IV and 5AM Co-Investors IV.

(2)         Includes 201,768 shares held by 5AM Opportunities.  Schwab and Parmar, as managing members of 5AM Opportunities GP, share voting and investment authority over the shares held by 5AM Opportunities.

(3)         This calculation is based on 37,603,871 shares of Common Stock, par value $0.0001 per share, outstanding as of July 12, 2021, as reported in the Issuer’s final prospectus supplement (the “Supplement”) dated July 7, 2014, filed on July 8, 2021 with the Securities and Exchange Commission (the “SEC”).

(c)    Except as set forth herein, none of the Reporting Persons has effected any transactions in shares of the Issuer’s Common Stock in the last sixty days.

(d)    No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

(e)     The Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock on August 4, 2021.

CUSIP No. 45166A 102	13D

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 11, 2021

5AM Ventures IV, L.P.

By:	5AM Partners IV, LLC,
Its General Partner

By:	/s/ Andrew J. Schwab
Andrew J. Schwab
Managing Member

5AM Co-Investors IV, L.P.

By:	5AM Partners IV, LLC,
Its General Partner

By:	/s/ Andrew J. Schwab
Andrew J. Schwab
Managing Member

5AM Partners IV, LLC

By:	/s/ Andrew J. Schwab
Andrew J. Schwab
Managing Member

5AM Opportunities I, L.P.

By:	5AM Opportunities I (GP), LLC,
Its General Partner

By:	/s/ Dr. Kush M. Parmar
Dr. Kush M. Parmar
Managing Member

5AM Opportunities I (GP), LLC

By:	/s/ Dr. Kush M. Parmar
Dr. Kush M. Parmar
Managing Member

DR. JOHN D. DIEKMAN

By:	/s/ Dr. John D. Diekman
Dr. John D. Diekman

CUSIP No. 45166A 102	13D

ANDREW J. SCHWAB

By:	/s/ Andrew J. Schwab
Andrew J. Schwab

DR. SCOTT M. ROCKLAGE

By:	/s/ Dr. Scott M. Rocklage
Dr. Scott M. Rocklage